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SCOLLAR
SCOLLAR

Scollar

Introducing the first modular smart collar for pets. Scollar makes caring for pets as easy as loving them. Edit Profile

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Scollar is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Scollar without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Spent On Our Pets In The U.S.
$66B

Americans Have At Least One Pet In Their Household
62%

- CEO & CTO previously founded SaaS open platform company acquired by Autodesk in 2008.
- Successful Kickstarter campaign raised $38K+ in 30 days; 244 scollar Mini pledged .
- Over 80 articles about Scollar including Mashable, CNET, MSN and Product Hunt.
- Accepted into the Women Founder's University as part of the LAUNCH festival programs
- Scollar has highly respected development partners including ASteelFlash for contract manufacturing, Enlisted Design for branding and industrial design, and OnPrairie Software for app development.

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

Scollar gives you the exact functionality you need, right when you need it. Built on an open modular platform, Scollar enables you to have one collar for multiple functions for the life of your furry best friend.

People love their dogs and cats! Love them like family. Over **150 million furry pals** are the darlings of over 60% of US households.

People also want the best for their pets, spending over **$66 billion in 2016** on a wide assortment of products and services to ensure their health and happiness. Innovators have burst into the marketplace with pet wearables, online care services, automated supply reordering, and tech to manage barking, training and containment. There's an awful lot of available technology, but all of it is separate, bulky, expensive and way too complicated for the pet and their owner.

Q&A

Scollar is **re-imagining the pet industry** by aggregating all that separate pet tech into one, sleek device supported by a cool mobile app and robust cloud service. We think of it as the **Ultimate IoT System for Pets**. We innovated an open hardware and software platform designed to expand and evolve alongside the pet owner and their furry pal. This open platform invites partnerships and collaboration with product manufacturers, service providers, and suppliers to endlessly expand functionality.

Scollar features:

- Lost pet tracking
- Lost collar tracking
- Identification
- Training
- Restraint
- Pet door operation
- Invisible fence
- Anti-bark
- Silly pet communication translator
- Mobile app pet sharing
- Reminders and notifications
- Night visibility
- Activity & health monitoring
- Vet communications
- AI integration
- Supply reordering
- Pet care service integration

Scollar's open platform makes all of this possible. Scollar smart collars are beautiful, durable, and expandable, enabling you to have the exact functionality you need, right when you need it. **One collar, many functions, for the life of your pet.**

Pitch Deck

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
SeedInvest


SCOLLAR

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Product & Service

Scollar has innovated an **open platform pet care system** that offers an evolving suite of products and services for pets and their owners. These offerings revolve around the modular Scollar smart collar that seamlessly integrates with the Scollar Mobile App and stores vital use data in the Scollar Cloud Service. This system eliminates the need for multiple collars and attachables by giving pet owners the wide variety of functionality they need in one smart, sleek device.

The **Scollar Mini***, which retails for $149, is for cats and toy dogs and was introduced via Kickstarter in February 2017. We now have over 275 customers and have sold $42,000 worth of Scollar Mini smart collars, vibration motor modules and WiFi base stations. Delivery is slated for December 2017.

*Kickstarter pre-orders

The **Scollar Trek**, which retails for $199, is for bigger dogs and is now available for pre-order at scollar.com. Delivery is slated for Q2 2018.

Both **Scollar Mini** and **Scollar Trek** are equipped with Bluetooth 5.0 and 900 MHz radio frequencies, a highly tuned antenna, GPS, a tappable display screen, various motion and temperature sensors, microphone, speaker, LED lights, an innovative swappable battery system, and two expansion module ports. Scollar smart collars are waterproof, rugged and durable.

Scollar Mini for cats will include a breakaway latch mechanism.

Scollar Trek will include Cat M1 Cellular for tracking with no monthly subscription fee.

Scollar Mini and **Scollar Trek** features include identification, lost pet tracking, pet sharing, reminders & notifications, night visibility, extreme temperature alerts, and RF pet door and pet feeder operation. Our first expansion modules are a power port and a vibration motor and beacon set up for training and creating perimeter barriers. Both Scollar smart collars are AI enabled and can easily learn Alexa skills.

Through the Scollar Hardware Development Kit (HDK) and the Software Development Kit (SDK), partners can develop new modules, apps and cloud features with specific functionality like:

- Different ID styles
- Training for specific breeds or environments
- Restraint
- Invisible fence
- Geozones when travelling with pets
- Anti-bark
- Communications
- Health and activity monitoring
- Pet costume lighting
- Pet games

Through establishing partnerships with pet service providers, the Scollar App can facilitate consistency of care with pet sitters, automate reordering of food and medications before they run out, and strengthen ties with veterinarians to stay on top of pet health issues.

Competitors that are built on closed platforms cannot offer this expanded functionality. What they are today is what they will be next year. **At Scollar, we have the ability to grow, expand and evolve our offerings to pet owners because we are built on an open, modular platform.**

Gallery



Highlights
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion

SeedInvest

Overview
Team Story
Term Sheet
Prior Rounds
Market Landscape
Data Room


ZUKO

1. ZUKO BEFORE: TECHNOLOGY OVERLOAD!

Media Mentions

Highlights
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion
Overview
Team Story
Term Sheet
Prior Rounds
Market Landscape
Data Room

Team Story

Lisa and John are long time business partners and spouses who have built four companies together. Their first business, Green Building Studio, was acquired by Autodesk in 2008 and their second business, Cherry Magnolia Properties, was a real estate holding company.

They stumbled upon the idea of Scollar because their life with teenagers and pets was absolute chaos. Nobody ever remembered when the last flea/tick treatment was given, the pets regularly got extra meals, and the only way they knew the battery on the invisible fence collar was dead was when the dog was jumping on the fence again to bark at the dog next door.

They thought, "there must be a better way" and "how hard could it be?" They reasoned that one collar should be able to handle any care function a pet owner needed, thus eliminating the need for extra collars. The only way to achieve this was to innovate an open platform and cultivate a community of developers to grow its functionality. They also felt that the collar and mobile app should be tightly integrated and highly intuitive, bringing pet and owner closer together. To do this, they modeled the Scollar app after Duolingo, which has millions of global users, and food recipe apps, which are improved via crowd sourced input.

It took them two years of trial and error to launch the working prototype of their open platform smart collar, app and cloud service. Since their October 2016 launch, they have showcased Scollar in Eureka Park at CES in January 2017, then ran a successful Kickstarter campaign in February 2017. Over 80 articles in a variety of languages have been written about Scollar, all of them positive.

As long time entrepreneurs, Lisa and John knew they had to assemble a highly talented and experienced team of engineers, designers, app developers and marketing experts. Team members must be passionate about pets and value team collaboration. The team they are building includes long time veterans of consumer electronics design and manufacture from NPI to million unit/year scale.

Meet the Founders



Lisa Tamayo
CEO/CO-FOUNDER

Lisa serves as CEO for Scollar, bringing over 25 years of experience in financial planning and analysis, strategic planning, business development, and leadership to the company. She was a Co-Founder of Green Building Studio, Inc., which created a SaaS tool and XML schema to condense weeks of architecture and engineering work into mere minutes. Green Building Studio, Inc. was acquired by Autodesk in 2008. Lisa currently serves on the Board of Directors and Program Committee for the North Bay Angels. Lisa holds a BA in Electronic Music and an MBA in Sustainable Enterprise.



John Kennedy
CTO/CO-FOUNDER

John, a licensed mechanical engineer, has over twenty years of experience developing sophisticated cloud service solutions that have transformed markets. The lead creator of the open Green Building XML (gbXML) schema and the Autodesk Green Building Studio web service (Insight 360), Mr. Kennedy was the President and CTO of Green Building Studio, Inc. prior to its acquisition by Autodesk. Mr. Kennedy holds both a BS and MS in mechanical engineering with an emphasis on resource sustainability and received top honors from San Francisco State University. Mr. Kennedy is a member of the North Bay Angels and serves as a Chair of the board for Habitat for Humanity of Sonoma County.

Key Team Members



Bryant Elliott
VICE PRESIDENT, ENGINEERING



Terry Quinn
VICE PRESIDENT, OPERATIONS



Ethan Allen
VICE PRESIDENT, MARKETING



Jeff Kelsoe
SENIOR MECHANICAL ENGINEER



Hanan Pisheh
ELECTRICAL ENGINEER



Kayla Kennedy
MARKETING ASSOCIATE

Notable Advisors & Investors



Forrest Jinks



Lance Cottrell



Carol Frank


A CEO's
Secret Weapon
How to Accelerate Success

Dr. Frumi Barr

Q&A with the Founder

Q: What is your business model and business strategy?

Scollar: Our business model is to create an open platform system – in much the same way that the smartphone revolutionized everything that you need in 1 package. The way we characterize Scollar – it's an IoT device, that integrates with an app and stores vital information in the cloud. That cloud informs everything that we do with our partners that helps the pet owner better care for their pet in an easier way. The business model rotates around you buying 1 collar and you can unlock features in that collar using the app and you can buy modules that work with that collar. As we grow our reach, we will expand into partnerships that are part of the pet owners universe – the tech that you use to care for your pet, your veterinarian, etc. The app knows what food the pet is eating, how much is left, and then orders when needed, etc. For us, the business model is creating a universe that is powered by one device.

Q: Can you give us an idea of how you plan to scale following the raise?

Scollar: We have 2 smart collars Scollar Mini, for small dogs and cats, and Scollar Trek, for medium and large dogs. The smart collars have tappable screens, they have GPS and Bluetooth. We have a base station with Wifi and the collars also have perimeter lighting, buzzer, rechargeable battery and the collars are integrated seamlessly with the mobile app. Scollar is ultimately a device that integrates with an app and the cloud. The funding that we are looking for now, we will use to finalize Scollar Mini then take the lessons that we learned with Scollar Mini to build out Scollar Trek. We are learning all the time how to build out Scollar Mini, to build out Scollar Trek. These first funds will enable us to finalize Scollar MIni and deliver the the first units to our Kickstarter backers as well as sell new Scollar Mini smart collars for holiday 2017 delivery. It will then enable us to finalize Scollar Trek, make a working prototype and get that produced and delivered in Q2 2018. It will enable us to bring in more people (engineers and marketing people). It'll also help us to set up shop on Amazon. We are currently in discussions with a lot of potential partners, as well.

Q: How do you expect to exit?

Scollar: We plan to build this universe and then sell it – either to a company like Purina or Nationwide Insurance or a number of other larger pet companies. We think that strategic partnerships will be key to developing potential exits. We think that pet hospitals or veterinarians or some other players in the field will strategically invest in us to help us scale and the purchase us further down the line. Whistle, for example, was just acquired by Mars after 4 years in business.

Q: Competitive advantages? Barriers to entry?

Scollar: For the barriers to entry – hardware is hard; it's expensive, it's hard to iterate and that is an enormous barrier. The other barrier to entry, is the difficulty surrounding the technology. Its very difficult getting all of the pieces in place at one time and fortunately, we've done that.

Q: What kind of gross margins are we expecting for the Scollar Mini?

Scollar: Around 50%+* for the collar itself and then higher than that for the accessories – somewhere between 80%+. The price for the mini is $149 and the COP of the collar is $46 – with the base station costing around $27. The Vibration module costs around $11 to produce and we're going to sell it for $20-30. *SI Notes: The gross margin is an estimate, and the company has not yet delivered production units.

Q: How much do you need to bring the Mini collar to where it's ready to be produced?

Scollar: Somewhere around $300k – not including what it takes to ship the product.

Q: What does each collar come with?

Scollar: The package will include a Scollar Mini or Scollar Trek smart collar, two rechargeable batteries, a charging base, and a micro USB cable.

Q: The $34k in march 2017 is Ex-Kickstarter fees?

Scollar: Yes, that's correct

Q: How many orders were there altogether?

Scollar: Around 275 collars. We've sold about 86 base stations and 156 vibration modules and over 220 beacons.

Q: What goes into other costs?

Scollar: A lot of it is staffing – technical staff (VP of engineering and VP of Marketing). Some of our outside partners (app developers, and product development team, designers) falls into that category. That is the bulk of it.

Q: There is a big spike in December for S&M?

Scollar: That was prepping for CES. We had an unfortunate thing. We were working with an industrial engineering design shop and when it came time to get the prototype – and nothing works, nothing fits, etc. We fired them and we had already chosen our contract manufacturing partner and they introduced us to Spanner PD, who graciously finished the product and saved us last minute - but we paid for it.

Q: What kind of burn can we expect between now and August to deliver product?

Scollar: Product due to be delivered in December. Monthly burn at $40k post funding.

Q: How much debt do you have?

Scollar: We have $70k in notes and $15k in a loan and have used $120k on the LOC.

Q: The promissory note – tell me about that?

Scollar: The promissory note was converted to equity in May of this year.

Q: What does your userbase look like?

Scollar: We have about 350 active app users and we have about 300-400 from our crowdfunding campaigns.

Show fewer answers from the founder

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited

Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $350,000	US $350,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	8.0%	8.0%
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by August 28, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by August 28, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised


Finalize Scollar Mini
Manufacture Scollar Mini
Prep Scollar Trek launch
Marketing campaigns
Launch on Amazon

If Maximum Amount Is Raised


Launch on Amazon
Prep Scollar Trek launch
Manufacture Scollar Mini
Marketing campaigns
Finalize Scollar Mini
Grow Partnerships
Grow Staff

Highlights
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion
SeedInvest
Overview
Team Story
Term Sheet
Prior Rounds
Market Landscape
Data Room

Investor Perks

Invest **$500** become a **SCOLLAR PAL** and get:

- A Scollar polo shirt or cap

Invest **$1,000** become a **SCOLLAR BUDDY** and get:

- A Scollar polo shirt or cap
- Your choice of smart collar – Scollar Mini or Scollar Trek

Invest **$2,500** become a **SCOLLAR CHAMP** and get:

- A Scollar polo shirt or cap
- Your choice of smart collar – Scollar Mini or Scollar Trek
- 10% discount on purchases for life

Invest **$5,000** become a **SCOLLAR BFF** and get:

- A Scollar polo shirt or cap
- Your choice of smart collar – Scollar Mini or Scollar Trek
- 15% discount on purchases for life

Invest **$10,000** become a **SCOLLAR FAT CAT** and get:

- A Scollar polo shirt and cap
- Pet lover shopping spree at the Scollar store
- 15% discount for life
- Invitation to the **Scollar Furrbulous Festival** in Autumn 2017

Invest **$25,000** become a **SCOLLAR BIG DOG** and get:

- A Scollar polo shirt and cap
- Pet lover shopping spree at the Scollar store
- 15% discount on purchases for life
- Invitation to the **Scollar Furrbulous Festival** in Autumn 2017

- Invitation to see Scollar being manufactured with CEO Lisa Tamayo

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Scollar's prior rounds by year.


$3500000
$3000000
$2500000
$2000000
$1500000
$1000000
$500000
Family & Friends (Convertible)
Founder Funding (Common)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Highlights
Product & Service
Q&A with Founder
Investor Perks
Financial Discussion
Overview
Team Story
Term Sheet
Prior Rounds
Market Landscape
Data Room

Founder Funding

Round Size	US $740,000
Close Date	May 1, 2017
Security Type	Common Equity

SeedInvest

Family & Friends

Round Size	US $70,000
Close Date	Dec 1, 2015
Security Type	Convertible Note
Valuation Cap	US $1,000,000

Financial Discussion

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

Results of Operations

As of December 31, 2016, the company has not yet commenced planning principal operations nor generated significant revenue. The company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The company is dependent upon additional capital resources for the commencement of its planned principal operation and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the company's planned operations.

The company has not recognized any revenues for the fiscal year ended 2015 and 2016, respectively. The company has been accepting deposits and pre-selling its product "Scollar Mini." The final product is not ready for sale and therefore, no orders have been fulfilled to date. The company has deferred revenue from presale activities of $311 and $0 as of December 31, 2016 and December 31, 2015, respectively. The primary driver of changes from the year ending December 31, 2015 to the year ended December 31, 2016 was the loss from operating expenses.

The company's operating expenses consist of research and development, sales and marketing, and general and administrative costs. Operating expenses in 2016 amounted to $815,912, compared to $233,670 in 2015. The primary components of this increase were due to:

- An increase in research and development to $613,595 in 2016 compared to $224,619 in 2015.
- An increase in sales and marketing to $159,194 in 2016 compared to $4,073 in 2015.
- An increase in general and administrative costs to $43,123 in 2016 compared to $4,978 in 2015.

As a result of the foregoing factors, the company's loss from operations was $815,912 in 2016, a significant increase from $233,670 in 2015.

Other expenses primarily consist of interest expenses. Other expenses amounted to $14,890 in 2016, compared to $395 in 2015.

As a result of the foregoing factors, the company's net loss for 2016 was $830,802, a significant increase from a net loss of $234,065 in 2015.

Since the end of the period covered by the financial statements, the company has not yet recognized any revenues. The company's activities continue to primary consist of research and development and efforts to raise additional capital.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

● If we raise the minimum amount set out in "Use of Proceeds," we will begin production of Scollar Mini for delivery to our 300 Kickstarter backers just before the 2017 holiday season. With that,

● Within three months of production of the scollar, we could implement aggressive marketing and sales campaigns to grow sales of Scollar Mini as well as pre-orders for Scollar Trek.].

● Within six months of launch of production we plan to use proceeds from ongoing sales of Scollar Mini and pre-order sales of Scollar Trek to deliver Scollar Mini and Scollar Trek to customers. We will grow our staff to include customer support and sales and a CFO.

● Assuming we raise $1 million in this offering, we anticipate that we will be able to scale our operations at a much faster pace, including finalizing Scollar Trek for earlier delivery to customers. We would also implement a more aggressive marketing campaign to grow sales and simultaneously grow our customer support and sales staff to ensure all customers are well care for. We would hire a CFO sooner. We would also begin building our partner and developer network to expand Scollar functionality at a more accelerated pace. within 6 months of receiving the proceeds of this offering.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from financing activities, these only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $1,064,867.

The company was initially capitalized by equity investments from its shareholders in the amount of $561,565 and $97,065 as of December 31, 2016 and 2015, respectively, in addition to lines of credit and loans from the issuance of notes payable.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory.

The company had approximately $47,355 cash on hand as of December 31, 2016. Currently, we estimate our burn rate (net cash out) to be on average $47,000 per month.

Indebtedness

The company's founders, Lisa Tamayo and John F. Kennedy, had extended financing of $561,565 and $97,065 as of December 31, 2016 and 2015, respectively, to the company, through a related party note payable. The note had an interest rate of 0.65% per annum and matured in March 2018. The note converted into 1,068,384 shares of Common Stock to each founder in March 2017.

On December 1, 2015, the company entered into promissory notes totaling $60,000 with four investors, two of which totaling $35,000 were related parties to the company; Hector Tamayo, who is Lisa's father, and Jim and Beverly Kennedy, who are John's brother and sister-in-law. These notes mature in December 2017. In February 2016 the company issued an additional note for $10,000, which matures February 2018. All notes bear 8% interest and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds.

On February 17, 2016, the company entered into a $50,000 note payable. The note bears 10% interest, matures on February 17, 2021, and is payable each month in the amount of $1,062, commencing on April 1, 2016. The note is collateralized by substantially all assets of the company.

On October 28, 2016, the company entered into a $168,000 line of credit. The line of credit bears interest at a variable rate of Wall Street Journal prime plus 2.75% (6.5% as of December 31, 2016) and matures on October 28, 2023. Loan origination fees related to the line of credit of $5,276 were discounted against the note balance in the balance sheet and will be recognized to interest expense over the life of the line of credit. Principal of $151,269 was outstanding as of December 13, 2016. In February of 2017, the company paid off the line of credit outstanding as of December 31, 2016.

On March 7, 2017, the company entered into a new line of credit in the amount of $150,000 with a maturity date of April 8, 2019.

Recent Offerings of Securities

Since inception we have made the following issuances of securities:

● In December 2015, we granted 50,000 shares of Common Stock to Hector Tamayo in reliance on Section 4(a)(2) of the Securities Act, for consideration of $25,000. The proceeds of this offering were used for technology development purposes.

● In December 2015, we granted 50,000 shares of Common Stock to Bill and Tonya Singer in reliance on Section 4(a)(2) of the Securities Act, for consideration of $15,000. The proceeds of this offering were used for technology development purposes.

● In December 2015, we granted 50,000 shares of Common Stock to Pat Bailey and Stacia Okura in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10,000. The proceeds of this offering were used for technology development purposes.

● In December 2015, we granted 50,000 shares of Common Stock to Jim and Beverly Kennedy in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10,000. The proceeds of this offering were used for technology development purposes.

● In December 2015, we granted 2,500,000 shares of Common Stock to Co-Founder CTO and Director, John Kennedy, in reliance on Section 4(a)(2) of the Securities Act, for consideration of $250. The proceeds of this offering were used for technology and business development purposes.

● In December 2015, we granted 2,500,000 shares of Common Stock to Co-Founder CEO and Director, Lisa Tamayo in reliance on Section 4(a)(2) of the Securities Act, for consideration of $250. The proceeds of this offering were used for technology and business development purposes.

● In February 2016, we granted 50,000 shares of Common Stock to Nathan Johnson in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10,000. The proceeds of this offering were used for technology development purposes.

● In February 2016, we granted 500,000 shares of Common Stock to Bryant Elliot in reliance on Section 4(a)(2) of the Securities Act, for consideration of $50. The proceeds of this offering were used for technology development purposes.

● In November 2016, we granted 500,000 shares of Common Stock to Director, Terry Quinn in reliance on Section 4(a)(2) of the Securities Act, for consideration of $50. The proceeds of this offering were used for technology development purposes.

● In March 2017, we converted John Kennedy and Lisa Tamayo's notes into 1,068,384 shares of Common Stock for consideration of $372,200 for each co-founder. In May 2017, we granted 407,002 warrants to two employees with exercise price of $0.0001 per share.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
SeedInvest

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape


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US Pet Industry Growth 2013 to 2017 (est) - 5.6% per year

Q&A

Americans own over 150 million pets – 96 million cats and 83 million dogs. And they aren't just cats and dogs to pet owners. A 2012 Harris Poll found that 88% of pet owners treat their pets as equal members on their family. A recent survey conducted by the maker of Old Mother Hubbard dog treats found that 54% of American pet owners tell their furry friends "I love you" on a daily basis, and 57% would consider it a "deal breaker" if their significant other didn't like pets.

The more pet owners humanize their furry friends, the more they spend. In the United States alone, consumers spent over $66 billion on pets in 2016, over $15 Billion of which was spent on supplies, including collars, beds, and toys. The Association for the Prevention of Cruelty to Animals (ASPCA) estimates that pet owners annually spend a minimum of $695 on a medium sized dog and $670 for a cat for routine veterinary care, food, treats, toys, and other supplies.

The growing complexity of pet ownership and care has given rise to new technology in the marketplace. Innovators have rushed to market with an assortment of closed platform attachables or collars that serve one or two of the functions pet parents desire. The result is that the pet is now wearing their traditional collar with a variety of attachments and secondary collars.

Current competitors include:

- Whistle - Attachable for Med/Lg Dogs - GPS Tracking & Activity Monitoring - $80 with $10/mo for cell Svc
- Nuzzle - Collar for Sm/Med/Lg Dogs - GPS Tracking & Activity Monitoring - $190
- Link AKC - Collar for Med/Lg Dogs - GPS Tracking & Activity Monitoring - $199 with $10/mo for cell svc
- Tractive - Attachable for Med/Lg Dogs - GPS Tracking - $180 with $7/mo for cell svc
- Pod (2) - Attachable for Med/Lg Dogs - GPS Tracking - $179 with $10/mo for cell svc
- Pet Pace Collar for Cats & Dogs - Health Monitoring - $150 with $15/mo for cell svc
- PawTrack - Collar for Cats - GPS Tracking - $225 with $7/mo for cell svc

The above listed competitors are built on closed platforms and lack the ability to expand beyond their current offerings.

*This section represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Risks and Disclosures

The Company has not delivered production units to customers or Kickstarter backers. Delivery to their backers may be delayed from their projected delivery date and the final production units may have features which differ from their current prototype version.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of [20]%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $[3] million valuation cap, so you should not view the $[3] million as being an indication of the company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section [6] of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in [Delaware]. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room

Risks Relating to the Company and its Business

The reviewing CPA has included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The company has realized significant operating losses and expects to incur losses in the future. The company has operated at a loss since inception, and these losses are likely to continue. Scollar's net losses for 2015 was $234,065 and its net loss for 2016 was $830,802. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company is a development-stage company. Scollar was formed in 2015 and has deferred its revenues in 2016. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Scollar's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. Scollar will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

We have limited operating history, and therefore, we cannot assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

If the company cannot raise sufficient funds it will not succeed. Scollar is offering Crowd Notes in the amount of up to $1,000,000 in this Offering, and may close on an offering of $100,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Future fundraising may affect the rights of investors. In order to expand and to survive, the company is likely to raise funds against the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company is controlled by its officers. The company's officers hold more than 80% of the company's voting stock, and at the conclusion of this offering will continue to hold a majority of the company's Common Stock. Investors in this Offering will not have the ability to control a vote by the shareholders or the board of directors.

We have a number of competitors. There are already a number of companies providing similar products. While these competitors may not offer the same premium pet collars that utilize features such as GPS tracking, feeding reminders, and other high tech features, they may be able to design, manufacture and sell products that achieve similar benefits to consumers at a lower price.

Does anyone want this product and will they pay enough for it? The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's a better option than the competition and the company has provided the services at a level that allows the company to make a profit and still attract business.

The company has two patents pending. The company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection of its methods of producing the product, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (i) any company - related patents will be issued from any pending or future panted applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information we consider proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not alert patent infringement claims in the future with respect to its products or technologies. Any such claims would ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

We rely on third party vendors for equipment, supplies and manufacturing our Scollar products. We rely on third party vendors to manufacture and supply the Scollar products. Our third party vendors may face manufacturing constraints that could impact our ability to provide our products. We can change vendors, but doing so can negatively impact our business or not provide the same benefit and outcome that the company aimed to achieve.

Uncertainty with respect to the US trade policy may reduce our manufacturing choices and add to our expenses. Most of the suppliers of raw materials and/or manufacturers of our products are not in the United States. The current US President indicated a desire to re-negotiate trade deals and potentially imposing tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States.

The potential market for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Product or Service (22 files)	Folder
Financials (2 files)	Folder
Fundraising Round (3 files)	Folder
Investor Agreements (1 file)	Folder
Miscellaneous (1 file)	Folder